Schedule 13D	Page 1 of 7
CUSIP No. 82836G 102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

SilverBow Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

82836G 102

(CUSIP Number)

Gabe Brecher
Strategic Value Partners, LLC
100 West Putnam Avenue
Greenwich, CT 06830
(203) 618-3500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 14, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D	Page 2 of 7
CUSIP No. 82836G 102

1	NAMES OF REPORTING PERSONS Strategic Value Partners, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 393,351 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 393,351 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,351 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of 393,351 shares beneficially owned by Strategic Value Partners, LLC (i) as the investment manager of Strategic Value Master Fund, Ltd., which has an ownership interest in SVMF 70 LLC, which has an ownership interest in SVMF 71 LLC, (ii) as the managing member of SVP Special Situations III LLC, which is the investment manager of Strategic Value Special Situations Master Fund III, L.P., which has an ownership interest in SVMF 70 LLC, which has an ownership interest in SVMF 71 LLC, and (iii) as the managing member of SVP Special Situations III-A LLC, which is the investment manager of Strategic Value Opportunities Fund, L.P., which has an ownership interest in SVMF 71 LLC. SVMF 71 LLC directly holds 393,351 shares of the Issuer. The Reporting Person disclaims beneficial ownership of the securities reported herein, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Shares held by SVMF 71 LLC or reported herein by the other Reporting Persons for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

(2) The percentage is based on 25,429,610 outstanding shares of Common Stock of the Issuer as of December 8, 2023 as reported by the Issuer in its prospectus supplement filed with the Securities and Exchange Commission (the “SEC”) on December 13, 2023.

Schedule 13D	Page 3 of 7
CUSIP No. 82836G 102

1	NAMES OF REPORTING PERSONS SVP Special Situations III LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 393,351 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 393,351 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,351 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% (2)
14	TYPE OF REPORTING PERSON OO

(1) SVP Special Situations III LLC is the investment manager of Strategic Value Special Situations Master Fund III, L.P., which has an ownership interest in SVMF 70 LLC, which has an ownership interest in SVMF 71 LLC, which directly holds 393,351 shares of the Issuer. The Reporting Person disclaims beneficial ownership of the securities reported herein, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Shares held by SVMF 71 LLC or reported herein by the other Reporting Persons for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

(2) The percentage is based on 25,429,610 outstanding shares of Common Stock of the Issuer as of December 8, 2023 as reported by the Issuer in its prospectus supplement filed with the SEC on December 13, 2023.

Schedule 13D	Page 4 of 7
CUSIP No. 82836G 102

1	NAMES OF REPORTING PERSONS SVP Special Situations III-A LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 393,351 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 393,351 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,351 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% (2)
14	TYPE OF REPORTING PERSON OO

(1) SVP Special Situations III-A LLC is the investment manager of Strategic Value Opportunities Fund, L.P., which has an ownership interest in SVMF 71 LLC, which directly holds 393,351 shares of the Issuer. The Reporting Person disclaims beneficial ownership of the securities reported herein, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Shares held by SVMF 71 LLC or reported herein by the other Reporting Persons for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

(2) The percentage is based on 25,429,610 outstanding shares of Common Stock of the Issuer as of December 8, 2023 as reported by the Issuer in its prospectus supplement filed with the SEC on December 13, 2023.

Schedule 13D	Page 5 of 7
CUSIP No. 82836G 102

1	NAMES OF REPORTING PERSONS Victor Khosla I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 393,351 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 393,351 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,351 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% (2)
14	TYPE OF REPORTING PERSON IN

(1) Strategic Value Partners, LLC (i) is the investment manager of Strategic Value Master Fund, Ltd., which has an ownership interest in SVMF 70 LLC, which has an ownership interest in SVMF 71 LLC, (ii) is the managing member of SVP Special Situations III LLC, which is the investment manager of Strategic Value Special Situations Master Fund III, L.P., which has an ownership interest in SVMF 70 LLC, which has an ownership interest in SVMF 71 LLC, and (iii) is the managing member of SVP Special Situations III-A LLC, which is the investment manager of Strategic Value Opportunities Fund, L.P., which has an ownership interest in SVMF 71 LLC. SVMF 71 LLC directly owns 393,351 shares of the Issuer. Mr. Khosla is the managing member of Milestone Holding Company, LLC, which in turn is the sole managing member of Midwood Holdings, LLC. Midwood Holdings, LLC is the managing member of Strategic Value Partners, LLC. Mr. Khosla is also the indirect majority owner and control person of Strategic Value Partners, LLC, SVP Special Situations III LLC and SVP Special Situations III-A LLC. The Reporting Person disclaims beneficial ownership of the securities reported herein, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Shares held by SVMF 71 LLC or reported herein by the other Reporting Persons for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

(2) The percentage is based on 25,429,610 outstanding shares of Common Stock of the Issuer as of December 8, 2023 as reported by the Issuer in its prospectus supplement filed with the SEC on December 13, 2023.

Schedule 13D	Page 6 of 7
CUSIP No. 82836G 102

AMENDMENT NO. 14 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on behalf of the Reporting Persons with respect to the Common Stock of SilverBow Resources, Inc. (the “Issuer”) on May 2, 2016, as amended by Amendment No. 1 thereto filed on January 24, 2021, Amendment No. 2 thereto filed on February 16, 2021, Amendment No. 3 thereto filed on September 8, 2021, Amendment No. 4 thereto filed on October 12, 2021, Amendment No. 5 thereto filed on December 8, 2021, Amendment No. 6 thereto filed on April 14, 2022, Amendment No. 7 thereto filed on May 16, 2022, Amendment No. 8 thereto filed on July 8, 2022, Amendment No. 9 thereto filed on August 26, 2022, Amendment No. 10 thereto filed on September 14, 2023, Amendment No. 11 thereto filed on September 19, 2023, Amendment No. 12 thereto filed on November 29, 2023, and Amendment No. 13 thereto filed on December 12, 2023 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 5. Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) – (b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(c) On December 14, 2023, SVMF 71 LLC completed the sale (the “Sale”) of 2,530,000 shares of Common Stock at a price of $26.90 per share pursuant to the Underwriting Agreement previously disclosed by the Reporting Persons in Amendment No. 13 to this Schedule 13D.

(e) As a result of the Sale, as of December 14, 2023, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock. The filing of this Amendment No. 14 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 7. Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit J	Underwriting Agreement, dated as of December 11, 2023, by and among the Issuer, SVMF 71 LLC, and Citigroup Global Markets Inc. and Mizuho Securities USA LLC as representatives to the several underwriters named in Schedule III thereto (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on December 14, 2023).

Exhibit K	Form of Lock-up Agreement (incorporated by reference to Exhibit A-1 to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on December 14, 2023).

Schedule 13D	Page 7 of 7
CUSIP No. 82836G 102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2023

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ Lewis Schwartz
	Name:	Lewis Schwartz
	Title:	Chief Financial Officer

SVP SPECIAL SITUATIONS III LLC

By:	/s/ Lewis Schwartz
	Name:	Lewis Schwartz
	Title:	Chief Financial Officer

SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ Lewis Schwartz
	Name:	Lewis Schwartz
	Title:	Chief Financial Officer

By:	/s/ Victor Khosla
Victor Khosla